UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2021 and the unaudited consolidated interim financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the three months ended March 31, 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission on April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: May 20, 2021	By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “project” "plan," “potential,” “will," “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy, Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo (“Hilli”) and FLNG Gimi on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;

•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay to us;
•a decline or continuing weakness in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2021 and 2020. Unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd (formerly known as Golar Power Ltd) and to any one or more of its subsidiaries. References to “OneLNG” refer to our former joint venture OneLNG S.A and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE). Unless otherwise indicated, all reference to “USD” and “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the Commission on April 22, 2021.

Overview

We provide infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. We are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers. We also operate vessels on behalf of third parties under management agreements.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and financial review and prospects - Significant Developments in Early 2021” of our 2020 annual report on Form 20-F.

Since March 31, 2021, certain recent and other developments that have occurred are as follows:

GMLP Merger

On January 13, 2021, Golar Partners entered into the GMLP Merger Agreement with NFE and certain of NFE’s subsidiaries. The GMLP Merger valued Golar Partners at an enterprise value of approximately $1.9 billion and an equity value of $251.1 million at $3.55 per unit.

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash. Upon the closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP merger, the incentive distribution rights (“IDRs”) of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners.

Hygo Merger

On January 13, 2021, we and Stonepeak entered into the Hygo Merger Agreement with NFE and certain of its subsidiaries. The Hygo Merger valued Hygo at an enterprise value of $3.1 billion and an equity value of $2.18 billion (based on an NFE common stock price of $51 per share).

Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s common stock and $580 million in cash. Upon the consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

Organizational changes

In April 2021, Iain Ross resigned as our Chief Executive Officer (“CEO”). On May 13, 2021, Karl Fredrik Staubo, was appointed by our board to formally take up the position as CEO. Mr. Staubo has subsequently stepped down from his position as Chief Financial Officer (“CFO”) and Eduardo Maranhao was appointed as his replacement. Since 2015, Mr. Maranhao has been supporting Golar in different functions including as CFO of Hygo. Prior to joining the Golar group, he was the CEO of Centrais Elétricas de Sergipe S.A. (“CELSE”). Mr. Maranhao has vast experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Santander, Credit Agricole, Banco Votorantim and Citibank. Mr. Maranhao graduated in Business Administration from the Universidade de Pernambuco and has completed a Management Programme from INSEAD in France.

Share Repurchase Program

Supported by increased financial flexibility and a continuing disparity between our common share price and the underlying value of our business, in February 2021, our board of directors approved a program to repurchase up to $50.0 million of our common shares. Repurchases may be made from time to time at our discretion in the form of open market or privately negotiated transactions or a combination of these methods, in each case as permitted by securities laws and other legal requirements. The program was authorized to commence on April 22, 2021 and is expected to conclude by April 30, 2022. The actual amount and timing of share repurchases are subject to capital availability, our determination that share repurchases are in the best interest of our shareholders, and market conditions. We are not obligated to make any common share repurchases under the Share Repurchase Program, which may be discontinued at any time. As of May 6, 2021, we have repurchased 1.2 million of our common shares for $13.7 million.

Financing

In April 2021, we entered into binding letters of consent to amend the terms of our existing sale and leaseback facilities for the Golar Ice, Golar Kelvin, Golar Glacier and Golar Snow. These amendments include a requirement to bring forward our October 2021 loan-to-value (“LTV”) test and prepay $60.0 million, evenly split, across the four sale and leaseback facilities in July 2021, increased daily debt service and a resulting accelerated lease profile on the Golar Ice and Golar Kelvin, and an obligation to repurchase the Golar Glacier and Golar Snow in April 2023. As a result of the changes to the sale leaseback arrangement on Golar Ice, Golar Kelvin, Golar Glacier and Golar Snow we have also agreed with the lease counterpart a new saving to Golar of a total of $42 million in combination of reduced remaining debt principal and remaining charter hire due under the remaining sale leaseback period.

Operating and Financial Review

Following the GMLP and Hygo Mergers which were approved by our board of directors in January 2021 and subsequently completed on April 15, 2021, we ceased to consider Power as a reportable segment. Consequently, management has determined that we provide three distinct services and operate in the following three reportable segments: Shipping, FLNG and Corporate and other. See Note 4 “Segment Information” of the consolidated interim financial statements included herein for additional information on our segments.

The following details the operating results for our reportable segments for the periods ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021				2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	62,866	54,397	8,564	125,827	62,985	54,524	5,050	122,559
Vessel operating expenses	(15,901)	(12,301)	(2,499)	(30,701)	(16,503)	(13,892)	162	(30,233)
Voyage, charterhire and commission expenses	(7,317)	(150)	(16)	(7,483)	(4,827)	—	—	(4,827)
Administrative expenses	(136)	(143)	(8,119)	(8,398)	(460)	(310)	(9,371)	(10,141)
Project development expenses	—	—	(1,633)	(1,633)	(13)	(1,132)	(2,544)	(3,689)
Realized gains on oil derivative instrument (note 2)	—	—	—	—	—	2,539	—	2,539
Adjusted EBITDA	39,512	41,803	(3,703)	77,612	41,182	41,729	(6,703)	76,208

Three months period ended March 31, 2021 compared with the three months period ended March 31, 2020

Shipping segment

	Three months ended March 31,
(in thousands of $, except average daily TCE) (1)	2021	2020	Change	% Change

Total operating revenues	62,866	62,985	(119)	—%
Vessel operating expenses	(15,901)	(16,503)	602	(4%)
Voyage, charterhire and commission expenses	(7,317)	(4,827)	(2,490)	52%
Administrative expenses	(136)	(460)	324	(70%)
Project development expenses	—	(13)	13	(100%)
Adjusted EBITDA	39,512	41,182	(1,670)	(4%)

Other Financial Data:

Average daily TCE (1) (to the closest $100)	61,700	61,900	(200)	—%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.

Total operating revenues: Total operating revenues decreased by $0.1 million to $62.9 million for the three months ended March 31, 2021 compared to $63.0 million for the same period in 2020. Our fleet's utilization for the three months ended March 31, 2021 and 2020 are comparable at 97% with 25 commercial waiting days and 96% with 39 commercial waiting days, respectively.

Average daily TCE: Average daily TCE was $61,700 for the three months ended March 31, 2021, which is comparable with the same period in 2020, over which period average daily TCE was $61,900. The majority of our shipping fleet is operating in our Cool Pool arrangement, (“Cool Pool”).

Vessel operating expenses: Vessel operating expenses decreased by $0.6 million to $15.9 million for the three months ended March 31, 2021, compared to $16.5 million for the same period in 2020, primarily due to a decrease of $0.7 million in operating costs for the LNG Croatia which was incurred prior to the vessel's entrance into the shipyard for conversion to a FSRU in January 2020. There is no comparable cost in 2021.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $2.5 million in voyage, charterhire and commission expenses to $7.3 million for the three months ended March 31, 2021 compared to $4.8 million for the same period in 2020, was mainly due to the following:

•$3.5 million increase in voyage expenses relating to the chartering of an external vessel, which we have subsequently chartered out contributing to our total operating revenues above; and
•$1.0 million increase in bunker consumption in relation to the Golar Ice due to 19 days of commercial waiting time during the three months ended March 31, 2021, compared to full utilization during the same period in 2020.

The increase in voyage, charterhire and commission expenses was partially offset by $1.5 million reduction of fuel consumption by the LNG Croatia prior to the vessel's entrance into the shipyard for conversion to a FSRU in January 2020.

Administrative expenses: Administrative expenses decreased by $0.3 million to $0.1 million for the three months ended March 31, 2021 compared to $0.5 million for the same period in 2020, mainly due to ongoing cost reduction measures resulting in a decrease in professional fees.

FLNG segment

	Three months ended March 31,
(in thousands of $)	2021	2020	Change	% Change

Total operating revenues	54,397	54,524	(127)	—%
Vessel operating expenses	(12,301)	(13,892)	1,591	(11%)
Voyage, charter-hire and commission expenses	(150)	—	(150)	100%
Administrative expenses	(143)	(310)	167	(54%)
Project development expenses	—	(1,132)	1,132	(100%)
Realized gains on oil derivative instrument (note 2)	—	2,539	(2,539)	(100%)
Adjusted EBITDA	41,803	41,729	74	—%

Vessel operating expenses: Vessel operating expenses decreased by $1.6 million for the three months ended March 31, 2021, compared to the same period in 2020, primarily due to a decrease of $1.5 million in crew costs following logistics restriction brought about by COVID-19.

Project development expenses: Project development expenses decreased by $1.1 million to $nil for the three months ended March 31, 2021 compared to $1.1 million in 2020, as the FLNG front-end engineering design (FEED) study for Mark III was completed in 2020.

Realized gains on oil derivative instrument: Realized gains on the oil derivative instrument, based on a three-month look-back at average Brent crude oil prices above the base tolling fee under the Hilli Liquefaction Tolling Agreement (“LTA”), decreased by $2.5 million to $nil for the three months ended March 31, 2021 compared to $2.5 million for the same period in 2020, due to a decline in the Brent crude oil prices.

Corporate and other segment

	Three months ended March 31,
(in thousands of $, except average daily TCE) (1)	2021	2020	Change	% Change

Total operating revenues	8,564	5,050	3,514	70%
Vessel operating expenses	(2,499)	162	(2,661)	(1,643%)
Voyage, charterhire and commission expenses	(16)	—	(16)	100%
Administrative expenses	(8,119)	(9,371)	1,252	(13%)
Project development expenses	(1,633)	(2,544)	911	(36%)
Adjusted EBITDA	(3,703)	(6,703)	3,000	(45%)

Total operating revenues: Total operating revenues increased by $3.5 million to $8.6 million for the three months ended March 31, 2021 compared to $5.1 million for the same period in 2020. This was principally due to:

•$2.7 million increase in vessel management fees from the Operation and Maintenance Agreement (“O&M Agreement”) with LNG Hrvatska, which commenced in January 2021; and
•$0.8 million increase in vessel management fees relating to incremental administrative services fees recharged to our former affiliates.

Vessel operating expenses: Vessel operating expenses increased by $2.7 million to $2.5 million for the three months ended March 31, 2021 compared to $0.2 million credit for the same period in 2020, primarily due to the operations of the LNG Croatia of $2.5 million.

Administrative expenses: Administrative expenses decreased by $1.3 million to $8.1 million for the three months ended March 31, 2021 compared to $9.4 million for the same period in 2020, mainly due to

•$0.6 million decrease in travel expenses given COVID-19 travel restrictions; and
•$0.3 million decrease in share options expenses as most of our share options fully vested in February 2021.

Project development expenses: Project development expenses decreased by $0.9 million to $1.6 million for the three months ended March 31, 2021 compared to $2.5 million for the same period in 2020, mainly due to the strategic initiatives in 2020 for corporate simplification, comprising of $1.3 million of professional, legal and consultancy costs.

Other results

The following details our other consolidated results for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
(in thousands of $)	2021	2020	Change	% Change

Depreciation and amortization	(26,506)	(27,240)	734	(3%)
Unrealized gain/(loss) on oil derivative (note 2)	10,600	(27,810)	38,410	(138%)
Interest income	34	1,160	(1,126)	(97%)
Interest expense	(14,546)	(21,041)	6,495	(31%)
Gains/(losses) on derivative instruments	23,351	(54,721)	78,072	(143%)
Other financial items, net	(310)	326	(636)	(195%)
Income taxes	(257)	(197)	(60)	30%
Profit/(loss) from from discontinued operations	(6,192)	(37,865)	31,673	(84%)
Net income attributable to non-controlling interests	(37,740)	(12,996)	(24,744)	190%

Depreciation and amortization: Depreciation and amortization decreased by $0.7 million to $26.5 million for the three months ended March 31, 2021, compared to $27.2 million for the same period in 2020, mainly due to the LNG Croatia. For the three months ended March 31, 2020, we incurred a month's of depreciation charge before LNG Croatia's entrance into the applicable shipyard for conversion to a FSRU. There was no comparable charge in 2021 following the disposal of LNG Croatia in December 2020.

Unrealized gain/(loss) on the oil derivative instrument: Unrealized gain/(loss) on the oil derivative instrument relates to the mark-to-market movement on the fair value of the oil derivative instrument, determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the remaining term of the LTA. The unrealized gain/(loss) on the oil derivative instrument increased by $38.4 million to a gain of $10.6 million for the three months ended March 31, 2021, compared to a loss of $27.8 million for the same period in 2020, as the oil price is recovering back to pre-pandemic levels.

Interest income: Interest income decreased by $1.1 million to $34.0 thousand for the three months ended March 31, 2021 compared to $1.2 million for the same period in 2020. The decrease was primarily due to a decrease in the returns on our fixed deposits that had been made during the three months ended March 31, 2021, and a decrease in the income derived from the lending capital of our lessor VIEs, which we are required to consolidate under United States Generally Accepted Accounting Principles ("U.S. GAAP").

Interest expense: Interest expense decreased by $6.5 million to $14.5 million for the three months ended March 31, 2021 compared to $21.0 million for the same period in 2020. This decrease was primarily due to:

•$6.0 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;
•$2.1 million decrease in interest expense relating to the refinancing of the Golar Bear facility with AVIC International Leasing Company Limited (“AVIC”) and the repayments in 2020 of the Golar Viking facility and the Margin Loan facility in 2020; and
•$1.1 million decrease in amortization of deferred financing costs following repayments of the Golar Viking facility and the Margin Loan facility in 2020.

This was partially offset by $3.3 million decrease in capitalized interest on borrowing costs in relation to our qualifying investments in Hygo and Avenir, as Hygo's Sergipe Power Plant commenced operations in late March 2020, and Avenir's first vessel was delivered in October 2020, resulting in the cessation of capitalized interests.

Gains/(losses) on derivative instruments: Gains on derivative instruments increased by $78.1 million to a gain of $23.4 million for the three months ended March 31, 2021 compared to a loss of $54.7 million for the same period in 2020. This change was primarily due to:

Net realized and unrealized gains/(losses) on interest rate swap agreements: As of March 31, 2021, we have an interest rate swap portfolio with a notional amount of $447.5 million, none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps was $22.5 million for the three months ended March 31, 2021 compared to an unrealized loss of $51.3 million for the same period in 2020. The gain was due to (i) the increase in the long-term swap rates and (ii) a decrease in the notional value of our swap portfolio which was partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties for the three months ended March 31, 2021.

Realized gains/(losses) on our interest rate swaps resulted in a gain of $0.6 million for the three months ended March 31, 2021, compared to a loss of $nil for the same period in 2020. The decrease was primarily due to higher LIBOR for the three months ended March 31, 2021.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In February 2020, we repurchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners' units underlying the equity swap which terminated the Total Return Swap Program. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the three months ended March 31, 2020. There was no comparable cost in 2021.

Other financial items, net: Losses on other financial items, net increased by $0.6 million to a loss of $0.3 million for the three months ended March 31, 2021, compared to a gain of $0.3 million for the same period in 2020, mainly due to unfavorable foreign exchange movements.

Profit/(loss) from discontinued operations:

	Three months ended March 31,
(in thousands of $)	2021	2020	Change	% Change
Share of net earnings/(losses) of Golar Partners	6,624	(13,206)	19,830	(150)%
Share of net losses of Hygo	(12,816)	(24,659)	11,843	(48)%
Profit/(loss) from discontinued operations	(6,192)	(37,865)	31,673	(84)%

As of March 31, 2021, we held 32.8% (2020: 32.2%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs. The improved results in Golar Partners is largely driven by mark-to-market gains in the partnership's derivative instruments during the three months ended March 31, 2021, compared to losses for the same period in 2020.

As of March 31, 2021, we held 50.0% (2020: 50.0%) ownership interest in Hygo. The share in net losses of Hygo principally relates to trading activities of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe power plant, including the Golar Nanook operating as a FSRU, regasifying LNG for the Sergipe power plant. The decrease in our share of net losses in Hygo was mainly driven by:

•a full quarter's operations of the Sergipe power plant and the commencement of the Golar Nanook's sales type lease with CELSE in late March 2020; and
•our share of the one-off non-cash loss on the deemed disposal of the Golar Nanook following the commencement of her 25-year sales type lease with CELSE in 2020. There was no comparable loss in 2021.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests increased by $24.7 million to $37.7 million for the three months ended March 31, 2021 compared to net loss of $13.0 million for the same period in 2020.

The net income attributable to non-controlling interests is comprised of:
•$6.1 million income and $11.1 million loss in relation to the non-controlling shareholders who hold interests in Gimi MS for the periods ended March 31, 2021 and 2020, respectively. The increase is mainly due to the unrealized gains on the interest rate swaps as a result of improved long-term swap rates;
•$14.9 million and $7.9 million income in relation to the non-controlling shareholders who hold interests in Golar Hilli LLC ("Hilli LLC") for the periods ended March 31, 2021 and 2020, respectively. The increase is mainly due to unrealized gain/(loss) on the oil derivative instrument following recent recovery of oil prices; and
•$16.7 million and $16.2 million income in relation to the equity interests in our lessor VIEs for the periods ended March 31, 2021 and 2020, respectively.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in affiliates and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the Cool Pool, including the LNGCs sold to NFE, as well as the FSRU fleet acquired by NFE.

As of March 31, 2021, we had cash and cash equivalents (including restricted cash and short-term deposits) of $298.9 million, of which $149.0 million is restricted cash. Included within restricted cash is $75.9 million in respect of the issuance of the LC by a financial institution to our project partner involved in the Hilli project, $11.3 million in respect of the O&M Agreement as part of the sale of LNG Croatia, $4.9 million in relation to interest rate swaps, with the balance mainly relating to the cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 10 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein for additional details.

Since March 31, 2021, certain transactions impacting our cash flows include:

Payments of:
•$10.6 million of scheduled loan and interest repayments;
•$13.7 million in relation to the share repurchase program;
•$8.6 million in relation to our indemnification of the Methane Princess lease early termination shortfall; and
•$101.0 million of additions to the asset under development.

Receipts of:
•$80.8 million receipt in relation to the cash consideration from the GMLP Merger;
•$50.0 million receipt in relation to the cash consideration from Hygo Merger;
•$0.6 million release of restricted cash relating to interest rate swaps;
•$10.1 million proceeds from Keppel's subscription of equity interest in Gimi MS; and
•$65.0 million drawdown on our $700 million Gimi facility.

Borrowing activities

During the three months ended March 31, 2021, we drew down $10.0 million from the Golar Bear facility. The facility is now fully drawn, has a term of seven years and bears a fixed interest rate of 4.64%.

Security, debt and lease restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50 million of cash and cash equivalents on a consolidated group basis at balance sheet date. In addition, as of March 31, 2021, there are cross default provisions in certain of our, Golar Partners' and Hygo's loan and lease agreements.

Refer to note 1 of our consolidated financial statements included herein for our going concern assessment.

Cash Flow

	Three months ended March 31,
(in thousands of $)	2021	2020	Change	% Change
Net cash provided by operating activities	46,104	6,153	39,951	649%
Net cash used in continuing investing activities	(46,254)	(109,061)	62,807	(58%)
Net cash provided by discontinued investing activities	460	1,794	(1,334)	(74%)
Net cash provided by/(used in) financing activities	7,713	(5,942)	13,655	(230%)
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,023	(107,056)	115,079	(107%)
Cash, cash equivalents and restricted cash at beginning of period	290,872	410,412	(119,540)	(29%)
Cash, cash equivalents and restricted cash at end of period	298,895	303,356	(4,461)	(1%)

Net cash provided by operating activities increased by $40.0 million to $46.1 million for the three months ended March 31, 2021, compared to $6.2 million for the same period in 2020, mainly due to:
•$3.4 million reduction of dry docking costs paid for the three months ended March 31, 2021, compared to the same period in 2020, due to the timing of the scheduled dry-docks; and

•the improvement in the general timing of working capital for the three months ended March 31, 2021, compared to the same period in 2020, driven by on-going cost saving measures.

Net cash used in continuing investing activities of $46.3 million for the three months ended March 31, 2021 comprises of:
•$41.7 million additions to asset under development relating to payments made in respect of the conversion of the Gimi; and
•$6.3 million additional equity contribution to our investment in Avenir.

This was partially offset by the $2.7 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS.

Net cash used in continuing investing activities of $109.1 million for the three months ended March 31, 2020 comprises of:

•$108.1 million additions to assets under development relating to payments made in respect of the conversions of the Gimi and LNG Croatia; and
•$0.3 million additional equity contribution to our investment in Avenir.

Net cash provided by discontinued investing activities of $0.5 million for the three months ended March 31, 2021 relates to the $0.5 million dividends received from Golar Partners.

Net cash provided by discontinued investing activities of $1.8 million for the three months ended March 31, 2020 comprises of:
•$20.0 million receipts from Golar Partners for partial repayment of the loan advanced in February 2020; and
•$9.2 million of dividends received from Golar Partners.

This was partially offset by:
•$25.0 million short term-loan advanced to Golar Partners in February 2020; and
•$2.4 million additional equity contribution to our investment in Hygo.

Net cash provided by financing activities was $7.7 million for the three months ended March 31, 2021 and arose principally due to debt proceeds drawn down of:
•$45.0 million being the fifth draw down under the $700 million Gimi facility; and
•$11.3 million in relation to borrowings made by our lessor VIE's (see note 10 "Variable Interest Entities" of our consolidated financial statements included herein).

This was partially offset by:
•$38.3 million of scheduled debt repayments which includes repayments made by our lessor VIE's;
•$7.8 million dividend payment in relation to Hilli LLC; and
•$2.5 million financing costs paid predominately in relation to the Gimi facility.

Net cash used in financing activities was $5.9 million for the three months ended March 31, 2020 and arose primarily due to:
•$286.4 million of scheduled debt repayments;
•$70.0 million prepayment on the principal balance on the Margin Loan facility in March 2020;
•$16.7 million payment to repurchase the shares and units underlying our equity swap in February 2020;
•$4.7 million dividend payment in relation to Hilli LLC; and
•$1.4 million financing costs paid predominately in relation to the Golar Viking facility.

This was partially offset by debt proceeds of:
•$95.0 million being the third draw down under the $700 million Gimi facility; and
•$278.2 million in relation to borrowings made by our lessor VIE's.

Non-GAAP Measures

Average Daily Time Charter Equivalent

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

	Three months ended March 31,
(in thousands of $ except number of days and average daily TCE)	2021	2020
Total operating revenues	125,827	122,559
Less: Liquefaction service revenue	(54,397)	(54,524)
Less: Vessel and other management fees	(8,564)	(5,050)
Time and voyage charter revenues	62,866	62,985
Voyage and commission expenses	(7,358)	(4,827)
	55,508	58,158
Calendar days less scheduled off-hire days (1)	900	940
Average daily TCE (to the closest $100)	61,700	61,900
(1) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)		Three months ended March 31,
	Notes	2021	2020
Time and voyage charter revenues	8	62,866	62,985
Liquefaction services revenue	5	54,397	54,524
Vessel and other management fees	5, 19	8,564	5,050
Total operating revenues	4, 19	125,827	122,559

Vessel operating expenses		(30,701)	(30,233)
Voyage, charterhire and commission expenses	19	(7,483)	(4,827)
Administrative expenses		(8,398)	(10,141)
Project development expenses		(1,633)	(3,689)
Depreciation and amortization		(26,506)	(27,240)
Total operating expenses		(74,721)	(76,130)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil derivative instrument	2	10,600	(25,271)
Total other operating income/(loss)		10,600	(25,271)

Operating income		61,706	21,158

Financial income/(expenses)
Interest income	19	34	1,160
Interest expense		(14,546)	(21,041)
Gains/(losses) on derivative instruments	7	23,351	(54,721)
Other financial items, net	7, 19	(310)	326
Net financial income/(expenses)		8,529	(74,276)

Profit/(loss) before taxes and equity in net losses of affiliates		70,235	(53,118)
Income taxes		(257)	(197)
Equity in net losses of affiliates	2, 14	(682)	(71)
Net income/(loss) from continuing operations		69,296	(53,386)

Profit/(loss) from from discontinued operations	2, 9	(6,192)	(37,865)

Net income/(loss)		63,104	(91,251)
Net income attributable to non-controlling interests		(37,740)	(12,996)
Net income/(loss) attributable to stockholders of Golar LNG Limited		25,364	(104,247)

Basic and dilutive earnings/(loss) per share from continuing operations ($)	6	0.29	(0.67)
Basic and dilutive loss per share from discontinued operations ($)	6	(0.06)	(0.38)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands of $)		Three months ended March 31,
	Notes	2021	2020

Net income/(loss)		63,104	(91,251)

Other comprehensive income/(loss):
Gain associated with pensions, net of tax		56	52
Share of affiliate's comprehensive losses from discontinued operations (1)		(2,798)	(18,067)
Other comprehensive loss		(2,742)	(18,015)
Comprehensive income/(loss)		60,362	(109,266)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited		22,622	(122,262)
Non-controlling interests		37,740	12,996
Comprehensive income/(loss)		60,362	(109,266)
(1) No tax impact for the three months ended March 31, 2021 and 2020.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2021	2020
(in thousands of $)	Notes	March 31,	December 31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		149,936	127,691
Restricted cash and short-term deposits	11	76,107	100,361
Trade accounts receivable		29,889	29,648
Inventories		1,149	1,533
Other current assets	12	10,918	8,682
Assets held for sale	2, 9	258,319	267,766
Amounts due from related parties	19	2,164	2,112
Total current assets		528,482	537,793
Non-current
Restricted cash	11	72,852	62,820
Investments in affiliates	2, 14	48,077	44,385
Asset under development	13	702,805	658,247
Vessels and equipment, net		2,956,681	2,983,073
Other non-current assets	15	36,176	27,911
Total assets		4,345,073	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	16	(1,354,918)	(982,845)
Trade accounts payable		(10,388)	(10,579)
Accrued expenses		(77,986)	(89,357)
Other current liabilities	17	(60,071)	(85,419)
Amounts due to related parties	19	(1,862)	(12,006)
Total current liabilities		(1,505,225)	(1,180,206)
Non-current
Long-term debt	16	(1,018,964)	(1,367,937)
Other non-current liabilities		(138,165)	(135,439)
Total liabilities		(2,662,354)	(2,683,582)

Equity
Stockholders' equity		(1,316,013)	(1,292,523)
Non-controlling interests		(366,706)	(338,124)

Total liabilities and stockholders' equity		(4,345,073)	(4,314,229)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS
		Three months ended March 31,
(in thousands of $)	Notes	2021	2020

OPERATING ACTIVITIES
Net profit/(loss)		63,104	(91,251)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		26,506	27,240
Amortization of deferred charges and debt guarantees, net		627	1,902
Equity in net losses of affiliates	2, 14	681	71
Profit/(loss) from discontinued operations	2, 9	6,192	37,865
Drydocking expenditure		(1,591)	(5,004)
Compensation cost related to employee stock awards		867	1,182
Net foreign exchange losses/(gains)		787	(279)
Change in fair value of derivative instruments	7	(22,542)	54,710
Change in fair value of oil derivative instrument	2	(10,600)	27,810
Change in assets and liabilities:
Trade accounts receivable		(241)	7,110
Inventories		385	(275)
Other current and non-current assets		576	(477)
Amounts due to/from related companies		(9,734)	(532)
Trade accounts payable		(1,554)	3,049
Accrued expenses		(8,972)	(2,288)
Other current and non-current liabilities		1,613	(54,680)
Net cash provided by operating activities		46,104	6,153

INVESTING ACTIVITIES
Additions to vessels and equipment		(925)	(703)
Additions to assets under development		(41,748)	(108,078)
Additions to investments in affiliates	2	(6,250)	(280)
Proceeds from subscription of equity interest in Gimi MS	10	2,669	—
Net cash used in continuing investing activities		(46,254)	(109,061)

Additions to investments in affiliates	2	—	(2,410)
Dividends received	2	460	9,204
Short-term loan advanced to related parties	2, 19	—	(25,000)
Proceeds from repayment of short-term loan advanced to related parties	2, 19	—	20,000
Net cash provided by discontinued investing activities		460	1,794

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		56,363	373,219
Repayments of short-term and long-term debt		(38,310)	(356,383)
Cash dividends paid		(7,827)	(4,732)
Financing costs paid		(2,513)	(1,396)
Purchase of treasury shares		—	(16,650)
Net cash provided by/(used in) financing activities		7,713	(5,942)

Net increase/(decrease) in cash, cash equivalents and restricted cash		8,023	(107,056)
Cash, cash equivalents and restricted cash at beginning of period		290,872	410,412
Cash, cash equivalents and restricted cash at end of period		298,895	303,356

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2019
Cash and cash equivalents	149,936	127,691	130,976	222,123
Restricted cash and short-term deposits	76,107	100,361	95,765	111,545
Restricted cash (non-current portion)	72,852	62,820	76,615	76,744
	298,895	290,872	303,356	410,412

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(104,247)	(104,247)	12,996	(91,251)
Dividends	—	—	—	—	—	—	—	(10,030)	(10,030)
Employee stock compensation	—	—	1,272	—	—	—	1,272	—	1,272
Forfeiture of employee stock compensation	—	—	(90)	—	—	—	(90)	—	(90)
Repurchase and cancellation of treasury shares	—	39,098	—	—	—	(55,748)	(16,650)	—	(16,650)
Other comprehensive loss	—	—	—	—	(18,015)	—	(18,015)	—	(18,015)

Balance at March 31, 2020	101,303	—	1,877,249	200,000	(52,881)	(765,140)	1,360,531	255,531	1,616,062

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	25,364	25,364	37,740	63,104
Dividends	—	—	—	—	—	—	—	(11,827)	(11,827)
Employee stock compensation	—	—	1,003	—	—	—	1,003	—	1,003
Forfeiture of employee stock compensation	—	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	196	—	(196)	—	—	—	—		—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 10)	—	—	—	—	—	—	—	2,669	2,669
Other comprehensive loss	—	—	—	—	(2,742)	—	(2,742)	—	(2,742)

Balance at March 31, 2021	110,140	—	1,970,274	200,000	(58,815)	(905,586)	1,316,013	366,706	1,682,719
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) As at March 31, 2021, and 2020, our other comprehensive loss consisted of a gain of $0.1 million and $0.1 million of pension and post-retirement benefit plan adjustments and $2.8 million loss and $18.1 million loss of our share of affiliates comprehensive loss from discontinued operations, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of March 31, 2021, our fleet comprises of nine LNG carriers, one Floating Storage Regasification Unit (“FSRU”) and three Floating Liquefaction Natural Gas vessels (“FLNGs”) (including one vessel under conversion to a FLNG and one vessel earmarked for conversion to a FLNG). We also operate vessels on behalf of third parties under management agreements.

We are listed on the Nasdaq stock exchange under the symbol: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

To ensure we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long and short-term debts, debt facilities’ written put options, financing costs and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions. The main items that management considered from a liquidity standpoint were:

•our ability to monetize assets, including but not limited to, the 18.6 million shares of owned NFE common stock and the risk of fluctuations in the NFE share price;
•the $107.6 million Golar Tundra Facility's put option due to expire in June 2021;
•the $100.0 million Revolving Credit Facility due in December 2021;
•the $98.9 million Golar Seal Facility's put option due to expire in January 2022; and
•the $402.5 million 2017 Convertible Bonds due in February 2022.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements, obtaining put option extensions, monetizing existing assets and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been and continue to be volatile, particularly with the ongoing COVID-19 pandemic. In this context, we continue to have productive discussions with financiers, and believe that these developments are not likely to have a material adverse effect on our ability to refinance existing debt requirements, obtain put option extensions, monetize existing assets and source new funding.

Further, if market and economic conditions were to be favorable, we may also consider in conjunction with the refinancing of existing loans, further issuances of corporate debt or equity to increase liquidity to meet maturing obligations. To this aim, our management continually reviews sources of funding for our medium and long-term obligations, which include a combination of new loans, refinancing of existing arrangements, public and private debt or equity offerings, and potential asset sales.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business for at least the next 12 months as of May 20, 2021. To gauge our liquidity headroom, including our ability to continue to comply with relevant covenants, we have performed stress testing with respect to forecasted cash positions under various scenarios, which include using assumptions such as significantly reduced revenue contributions from our fleet for uncontracted periods without commensurate reduction in operating costs, and accordingly are confident in our ability to meet our obligations when falling due.

2.    ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 22, 2021 (the “2020 Annual Report”).

Significant accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements for the three months ended March 31, 2021 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2020, except for those disclosed in note 3 that did not have any material impact on the interim information for the three months ended March 31, 2021.

Held-for-sale assets and disposal group

Individual assets or disposal groups to be disposed of, by sale or otherwise, are classified as held-for-sale if all of the following criteria are met at the period end:

•Management, having the authority to approve the action, commits to a plan to sell the assets, subsidiaries or affiliates;
•The asset, subsidiaries or affiliates are available for immediate sale in its (their) present condition subject only to terms that are usual and customary for such sales;
•An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;
•The sale is probable; and
•The transfer is expected to qualify for recognition as a completed sale, within one year.

The term probable refers to a future sale that is likely to occur, the asset or disposal group, is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group is classified as discontinued operations if the following criteria are met: (1) a component of an entity, group of components or equity accounted investments that has been disposed of by sale, disposed of other than by sale e.g. via distribution in kind to owners in a spinoff or is classified as held-for-sale that represents a strategic shift that has or will have a major effect on our financial results and operations, or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held-for-sale on acquisition.

Assets or disposal groups, held-for-sale are carried at the lower of their carrying amount and fair value less costs to sell. As an exception, investments in associates classified as held for sale continue to be measured in accordance with ASC 323 “Investments - Equity Method and Joint Venture”. Upon classification as held-for-sale, the assets that are amortizable are no longer depreciated.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, charter rates, ship operating expenses and drydocking requirements.

During the period ended March 31, 2021, as a result of COVID-19 and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of March 31, 2021 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2020 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

In relation to the oil derivative instrument, the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Liquefaction Tolling Agreement (“LTA”). Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument are recognized in each period within "Realized and unrealized (loss)/gain on oil derivative instrument" as part of the consolidated statement of operations.

The realized and unrealized gain/(loss) on oil derivative instrument is as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Realized gain on oil derivative instrument	—	2,539
Unrealized gain/(loss) on oil derivative instrument	10,600	(27,810)
	10,600	(25,271)

For further information on the nature of this derivative, refer to note 18. The unrealized gain results from movement in oil prices above a contractual floor price over the term of the LTA; whereas the realized gain results from monthly billings above the base tolling fee under the LTA.

Changes in presentation of equity in net losses of affiliates and investment in affiliates

As of March 31, 2021, we have presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo as profit/(loss) from discontinued operations and assets held for sale, respectively (note 9). Previously, these items were presented within "Equity in net losses of affiliates" and "Investment in affiliates". In addition, we have presented the cash flow activities arising from our held for sale investments as cash flows from discontinued operations. This presentation change has been retrospectively restated in prior periods as shown below:

Unaudited Consolidated Statements of Operations	Three months ended March 31, 2020
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated
Equity in net losses of affiliates	(37,936)	37,865	(71)
Profit/(loss) from discontinued operations	—	(37,865)	(37,865)

Consolidated Balance Sheet	December 31, 2020
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated
Equity in net losses of affiliates	312,151	(267,766)	44,385
Profit/(loss) from discontinued operations	—	267,766	267,766

Unaudited Statements of Cashflows	Three months ended March 31, 2020
(in thousands of $)	As previously reported	Adjustments (decrease) increase	Restated
Net cash provided by operating activities
Equity in net losses of affiliates	(37,936)	37,865	(71)
Profit/(loss) from discontinued operations	—	(37,865)	(37,865)

Net cash (used in)/provided by investing activities
Additions to investments in affiliates	(2,690)	2,410	(280)
Dividends received	9,204	(9,204)	—
Short-term loan advanced to related parties	(25,000)	25,000	—
Proceeds from repayment of short-term loan advanced to related parties	20,000	(20,000)	—

Unaudited Statements of Cashflows	Three months ended March 31, 2020
(in thousands of $)	As previously reported	Adjustments (decrease) increase	Restated
Net cash (used in)/provided by discontinued investing activities
Additions to investments in affiliates	—	(2,410)	(2,410)
Dividends received	—	9,204	9,204
Short-term loan advanced to related parties	—	(25,000)	(25,000)
Proceeds from repayment of short-term loan advanced to related parties	—	20,000	20,000

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2018, the FASB issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU remove some disclosure requirements and to introduce new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosures’ requirements are mandated for defined benefit plans from January 1, 2021. There was no impact resulting from these amendments on our consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2021.

In December 2019, the FASB issued ASU 2019-19 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU remove certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes. These amendments are effective from January 1, 2021. There was no impact resulting from these amendments on our consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2021.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01 Reference Rate Reform (Topic 848).
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		January 1, 2022	Under evaluation
ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Topic 815).
The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.
		January 1, 2022	Under evaluation

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40).

The amendments clarify issuer’s recognition and measurement considerations resulting from exchanges or modifications of freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share-based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payment, it results in an adjustment to EPS/net income/(loss). Holder's accounting is not affected by these amendments.

		January 1, 2022	Under evaluation

4.    SEGMENT INFORMATION

In the 2020 Annual Report, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts are our segments' profit measure is based on Adjusted EBITDA and across our four reportable segments, Shipping; FLNG; Power and Corporate and others. Refer to note 6 to our consolidated financial statements filed with the 2020 Annual Report, for additional details.

In January 2021, following the board of directors' approvals of the GMLP and Hygo mergers with NFE, we determined that our share of the net earnings/(losses) in Golar Partners and Hygo and the respective carrying values of our investments have to be presented as profit/(loss) from discontinued operations and assets held for sale, respectively (note 9). Consequently, for the three months ended March 31, 2021, we ceased to consider Power as a reportable segment. Management has therefore concluded that we provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion into a FLNG, the Gimi (note 13), and one LNG carrier earmarked for conversion, the Gandria.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

	Three months ended March 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from discontinued operations	Total
Statement of Operations:
Total operating revenues	62,866	54,397	8,564	125,827	—	125,827
Vessel operating expenses	(15,901)	(12,301)	(2,499)	(30,701)	—	(30,701)
Voyage, charterhire and commission expenses	(7,317)	(150)	(16)	(7,483)	—	(7,483)
Administrative expenses	(136)	(143)	(8,119)	(8,398)	—	(8,398)
Project development expenses	—	—	(1,633)	(1,633)	—	(1,633)
Adjusted EBITDA	39,512	41,803	(3,703)	77,612	—	77,612

Balance Sheet:	March 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	1,850,738	2,003,914	232,102	4,086,754	258,319	4,345,073
Investment in affiliates (note 14)	—	—	48,077	48,077	—	48,077

	Three months ended March 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from Discontinued operations	Total
Statement of Operations:
Total operating revenues	62,985	54,524	5,050	122,559	—	122,559
Vessel operating expenses	(16,503)	(13,892)	162	(30,233)	—	(30,233)
Voyage, charterhire and commission expenses	(4,827)	—	—	(4,827)	—	(4,827)
Administrative expenses	(460)	(310)	(9,371)	(10,141)	—	(10,141)
Project development expenses	(13)	(1,132)	(2,544)	(3,689)	—	(3,689)
Realized gains on oil derivative instrument (note 2)	—	2,539	—	2,539	—	2,539
Adjusted EBITDA	41,182	41,729	(6,703)	76,208	—	76,208

Balance Sheet:	December 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total assets from continuing operations	Assets held for sale	Total assets
Total assets	1,870,819	1,933,677	241,967	4,046,463	267,766	4,314,229
Investment in affiliates (note 14)	—	—	44,385	44,385	—	44,385
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2021	26,780	(22,856)
Payments received for services billed in prior period	(17,888)	—
Services provided and billed in current period	59,689	—
Payments received for services billed in current period	(40,451)	—
Amortization of deferred commissioning period revenue	—	1,016
Closing balance on March 31, 2021	28,130	(21,840)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, included within our total contract asset balances above are:

•$1.0 million in the balance sheet line item, “Amounts due from related parties” under current assets ($1.0 million at December 31, 2020); and
•$1.2 million in the balance sheet line item, “Amounts due to related parties” under current liabilities ($0.6 million at December 31, 2020).

Refer to note 19 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Three months ended March 31,
(in thousands of $)	2021	2020
Base tolling fee (1)	51,125	51,125
Amortization of deferred commissioning period revenue billing (2)	1,016	1,055
Amortization of Day 1 gain (3)	2,395	2,488
Other	(139)	(144)
Total	54,397	54,524
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in “Liquefaction services revenue” in the consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil derivative instrument” in the consolidated statements of operations, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets) and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.

6.    EARNING/(LOSS) PER SHARE

Basic earning/(loss) per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Net income/(loss) from continuing operations - basic and diluted	31,556	(66,382)
Profit/(loss) from discontinued operations - basic and diluted	(6,192)	(37,865)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Weighted average number of common shares outstanding	109,978	98,643

EPS per share are as follows:

	Three months ended March 31,
	2021	2020
Basic and diluted EPS from continuing operations	$0.29	$(0.67)
Basic and diluted EPS from discontinued operations	$(0.06)	$(0.38)

The effects of stock awards and convertible bonds have been excluded from the calculations of diluted EPS for the three months ended March 31, 2021, and 2020, because the effects were anti-dilutive.

7.     GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains/(losses) on derivative instruments comprise of the following:

(in thousands of $)	Three months ended March 31,
	2021	2020
Mark-to-market adjustments for interest rate swaps	22,543	(51,300)
Interest income/(expense) on undesignated interest rate swaps	569	(11)
Foreign exchange gain on terminated undesignated foreign exchange swaps	239	—
Mark-to-market adjustments for total return equity swaps	—	(5,050)
Mark-to-market adjustments for foreign exchange swaps	—	1,640
	23,351	(54,721)

Other financial items, net comprise of the following:

(in thousands of $)	Three months ended March 31,
	2021	2020
Amortization of debt guarantee	701	384
Foreign exchange (loss)/gain on operations	(787)	279
Financing arrangement fees and other costs	(97)	(265)
Others	(127)	(72)
	(310)	326

8.	OPERATING LEASES

Rental income

The components of operating lease income were as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Operating lease income (1)	50,393	57,968
Variable lease income (1)(2)	12,493	5,017
Total operating lease income	62,886	62,985
(1) Total operating lease income is included in the income statement line-item “Time and voyage charter revenues”. During the three months ended March 31, 2021, we chartered in an external vessel and recognized $0.9 million and $2.6 million of operating lease income and variable lease income, respectively.
(2) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Rental expense

During the three months ended March 31, 2021, we sub-chartered out an external vessel and recognized $3.0 million of operating lease cost in the income statement line-item "Voyage, charterhire and commission expenses".

9.    PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The earnings/(losses) of our equity method investments from discontinued operations for the three months ended March 31, 2021 and 2020 are as follows:

	Three months ended March 31,
(in thousands of $)	2021	2020
Share of net earnings/(losses) of Golar Partners	6,624	(13,206)
Share of net losses of Hygo	(12,816)	(24,659)
Profit/(loss) from discontinued operations	(6,192)	(37,865)

The carrying amounts of our equity method investments held for sale as at March 31, 2021 and December 31, 2020 are as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
Golar Partners	73,594	67,429
Hygo	184,725	200,337
Assets held for sale	258,319	267,766

In accordance with the discontinued operations guidance, the presentation of our equity accounted investments and associated equity share in net earnings/(losses) from Golar Partners and Hygo, have been retrospectively restated in prior periods.

Golar Partners

On January 13, 2021, Golar Partners entered into an Agreement and Plan of Merger (the “GMLP Merger Agreement”) with NFE, Golar GP LLC, the general partner of Golar Partners (the “General Partner”), Lobos Acquisition LLC, a limited liability company and a wholly-owned subsidiary of NFE (“GMLP Merger Sub”), and NFE International Holdings Limited, a private limited company and a wholly-owned subsidiary of NFE (“GP Buyer”), pursuant to which, on April 15, 2021, GMLP Merger Sub merged with and into Golar Partners (the “GMLP Merger”), with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE. Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash.

As of March 31, 2021, although we held a 32.8% ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights (“IDR”), we have determined that the GMLP Merger represents a strategic shift given our reduced exposure on our FSRU operations. In addition, this divestment is a “linked transaction” to the Hygo disposal (further described below), as it was entered into at the same time, between the same parties and with a single commercial objective. Consequently our share of earnings/(losses) and the carrying value of our investment in Golar Partners were presented as profit/(loss) from discontinued operation in our consolidated statements of operations and as assets held for sale on our consolidated balance sheet, respectively.

Hygo

On January 13, 2021, we entered into an Agreement and Plan of Merger (the “Hygo Merger Agreement”) with NFE, Hygo, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak, and Lobos Acquisition Ltd., a wholly-owned subsidiary of NFE (“Hygo Merger Sub”), pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE. Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s Class A common stock and $580 million in cash (note 21).

As of March 31, 2021, although we held a 50.0% ownership interest in Hygo, we determined that the Hygo Merger represents a strategic shift leading to an exit of our power segment, and therefore our share of earnings/(losses) from the Hygo operations and the carrying value of our investment in Hygo were presented as profit/(loss) from discontinued operations in our consolidated statements of operations and as held for sale on our consolidated balance sheet, respectively.

10.     VARIABLE INTEREST ENTITIES ("VIE")

10.1 Lessor VIEs

As of March 31, 2021, we leased nine (December 31, 2020: nine) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a China Merchants Bank Co. Ltd. (“CMBL”) entity, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity, one with China State Shipbuilding Corporation (“CSSC”) entities and one with a AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping, CSSC and AVIC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of seven to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period. Refer to note 5 to our consolidated financial statements filed with the 2020 Annual Report, for additional details.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of March 31, 2021, are shown below:

(in thousands of $)	2021 (1)	2022	2023	2024	2025	2026+
Golar Glacier	12,884	17,100	17,100	12,884	—	—
Golar Kelvin	12,931	17,100	17,100	15,695	—	—
Golar Snow	12,931	17,100	17,100	15,695	—	—
Golar Ice	12,884	17,100	17,100	17,147	1,452	—
Golar Tundra (2)(3)	77,368	—	—	—	—	—
Golar Seal (3)	—	65,164	—	—	—	—
Golar Crystal (2)	7,928	10,531	10,503	10,485	10,437	12,991
Hilli (2)	81,278	104,904	101,170	97,526	93,703	197,168
Golar Bear (2)	12,118	15,620	15,035	14,460	13,864	16,000
(1) For the nine months ending December 31, 2021.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal, Hilli, and Golar Bear above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.
(3) The payment obligations relating to the Golar Tundra and Golar Seal have been presented in 2021 and 2022 even though the maturities of the lease obligations are in November 2025 and March 2026, due to the call option and put option maturing in June 2021 and January 2022, respectively.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2021 and December 31, 2020, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	Golar Bear	March 31, 2021	December 31, 2020
Assets										Total	Total
Restricted cash and short-term deposits	26	1,421	1,427	25	—	6,889	4,879	26,642	12,744	54,053	36,875

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(106,365)	(125,802)	(106,898)	(79,597)	(10,073)	—	(8,224)	(414,917)	—	(851,876)	(865,982)
Long-term interest-bearing debt - non-current portion (1)	—	—	—	—	(75,622)	(89,858)	(72,915)	(262,380)	(113,513)	(614,288)	(625,119)
	(106,365)	(125,802)	(106,898)	(79,597)	(85,695)	(89,858)	(81,139)	(677,297)	(113,513)	(1,466,164)	(1,491,101)
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Statement of income
Interest expense	6,397	12,691

Statement of cash flows
Net debt repayments	(36,486)	(237,505)
Net debt receipts	11,363	278,219
Financing costs paid	350	1,300

10.2    Golar Hilli LLC

Following the sale of common units in Golar Hilli LLC (“Hilli LLC”), we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
Balance sheet
Current assets	79,899	65,629
Non-current assets	1,201,035	1,203,805
Current liabilities	(452,002)	(447,701)
Non-current liabilities	(326,620)	(345,058)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Statement of operations
Liquefaction services revenue	54,397	54,524
Realized and unrealized gain/(loss) on oil derivative instrument	10,600	(25,271)

Statement of cash flows
Net debt repayments	(15,150)	(215,150)
Net debt receipts	1,513	222,779

10.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
Balance sheet
Current assets	29,633	15,505
Non-current assets	702,582	658,247
Current liabilities	(16,257)	(33,844)
Non-current liabilities	(322,997)	(277,932)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Three months ended March 31,
	2021	2020
Statement of cash flows
Additions to asset under development	41,748	100,908
Capitalized financing costs	(1,996)	(1,064)
Net debt receipts	45,000	95,000
Proceeds from subscription of equity interest	2,669	—

11.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
Restricted cash in relation to the Hilli	75,900	77,212
Restricted cash and short-term deposits held by lessor VIEs (see note 10)	54,053	36,875
Restricted cash in relation to the LNG Croatia (1)	11,329	—
Restricted cash relating to interest rate swaps (see note 18)	4,850	8,864
Restricted cash relating to the $1.125 billion debt facility	2,025	2,615
Restricted cash relating to office lease	802	868
Restricted cash relating to disposal of LNG Croatia (1)	—	36,747
Total restricted cash and short-term deposits	148,959	163,181
Less: Amounts included in current restricted cash and short-term deposits	(76,107)	(100,361)
Long-term restricted cash	72,852	62,820

(1) In connection with O&M Agreement that we entered with LNG Hrvatska d.o.o. to operate and maintain the FSRU, LNG Croatia, we are required to hold a performance guarantee of $11.3 million, which will remain restricted throughout the 10 year O&M Agreement term.

12.    OTHER CURRENT ASSETS

(in thousands of $)	March 31, 2021	December 31, 2020
Prepaid expenses	5,190	2,391
Other receivables	5,728	6,291
	10,918	8,682

13.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2021	December 31, 2020
Opening asset under development balance	658,247	434,248
Additions	34,052	283,927
Transfer from vessels and equipment, net	—	77,172
Transfer from other non-current assets	—	16,213
Interest costs capitalized	10,506	34,296
Disposal of LNG Croatia	—	(187,609)
Closing asset under development balance	702,805	658,247

Gimi conversion

In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, the Gimi, after conversion for 20-years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to 2023. Except for the target connection date, the terms of the LOA remain unchanged. The conversion cost including financing cost is approximately $1.5 billion of which $700 million is funded by the Gimi facility (note 16).

As at March 31, 2021, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2021 (1)	271,719
2022	269,398
2023	246,588
2024	57,045
844,750
(1) For the nine months ending December 31, 2021

14.     INVESTMENTS IN AFFILIATES

	Three months ended March 31,
(in thousands of $)	2021	2020
Share of net losses of Avenir (1)	(612)	(39)
Share of net losses of others	(70)	(32)
Total equity in net losses of affiliates	(682)	(71)

The carrying amounts of our equity method investments, from continuing operations, as at March 31, 2021 and December 31, 2020 are as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
Avenir	43,747	39,984
Others	4,330	4,401
Total investments in affiliates	48,077	44,385

(1) In March 2020, Avenir issued an Equity Shortfall Offering to its shareholders, requiring funding of an equity shortfall by means of a total equity contribution to be funded on a pro rata basis. As of March 31, 2021, we have cumulatively subscribed 15,625,000 additional shares at $1.00 par value and paid $15.6 million.

15.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	March 31, 2021	December 31, 2020
Operating lease right-of-use-assets	13,035	14,642
Oil derivative instrument (1)	11,140	540
Other non-current assets	12,001	12,729
	36,176	27,911

(1) “Oil derivative instrument” refers to a derivative embedded in the Hilli LTA. See note 2 of our consolidated financial statements for further details.

16.    DEBT

As of March 31, 2021, and December 31, 2020, our debt was as follows:

(in thousands of $)	March 31, 2021	December 31, 2020
2017 Convertible Bonds	(387,705)	(383,739)
Gimi facility	(345,000)	(300,000)
Revolving Credit facility	(100,000)	(100,000)
$1.125 billion facility	(65,649)	(65,649)
Golar Arctic facility	(34,649)	(36,472)
Subtotal (excluding lessor VIE loans)	(933,003)	(885,860)
CSSC VIE loans (1)	(677,851)	(691,488)
ICBCL VIE loans (1)	(418,662)	(434,152)
AVIC VIE loan (1)	(114,656)	(104,807)
CCBFL VIE loan (1)	(90,177)	(90,178)
CMBL VIE loan (1)	(85,696)	(89,450)
COSCO Shipping VIE loan (1)	(81,505)	(83,596)
Total debt	(2,401,550)	(2,379,531)
Less: Deferred financing costs	27,668	28,749
Total debt, net of deferred financing costs	(2,373,882)	(2,350,782)

At March 31, 2021, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(503,042)	(851,876)	(1,354,918)
Long-term debt	(404,676)	(614,288)	(1,018,964)
Total	(907,718)	(1,466,164)	(2,373,882)
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 10).

Golar Bear facility
In June 2020, we refinanced the Golar Bear facility and concurrently entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million and drawdown $100.0 million. The facility has a term of seven years and bears a fixed interest rate of 4.64%. As of March 31, 2021, we drew down the remaining $10.0 million.

17.     OTHER CURRENT LIABILITIES

(in thousands of $)	March 31, 2021	December 31, 2020
Mark-to-market interest rate swaps valuation (note 18)	(21,773)	(44,315)
Deferred operating cost and charterhire revenue	(12,405)	(12,330)
Day 1 gain deferred revenue - current portion	(9,950)	(9,950)
Current portion of operating lease liability (note 8)	(4,015)	(5,005)
Mark-to-market foreign exchange swaps valuation (note 18)	—	(1,310)
Other(1)	(11,928)	(12,509)
	(60,071)	(85,419)

(1) Included in “Other” is dividend payable for lessor VIE of $4.0 million and $7.5 million, as of March 31, 2021 and December 31, 2020, respectively.

18.     FINANCIAL INSTRUMENTS

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021		December 31, 2020
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	149,936	149,936	127,691	127,691
Restricted cash and short-term deposits	Level 1	148,959	148,959	163,181	163,181
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(970,391)	(970,391)	(984,510)	(984,510)
Short-term debt - convertible bonds (2)	Level 2	(387,705)	(391,431)	—	—
Long-term debt - convertible bonds (2)	Level 2	—	—	(383,740)	(366,581)
Long-term debt (2)	Level 2	(1,043,454)	(1,043,454)	(1,011,281)	(1,011,281)

Derivatives:
Oil derivative instrument(3)(4)	Level 2	11,140	11,140	540	540
Interest rate swaps liability (3)(5)	Level 2	(21,773)	(21,773)	(44,315)	(44,315)
Foreign exchange swaps liability (3)	Level 2	—	—	(1,310)	(1,310)
(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $27.7 million and $28.7 million at March 31, 2021 and December 31, 2020, respectively.
(2) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(3) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on the balance sheet.
(4) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and short-term oil prices obtained from quoted prices in active markets.
(5) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

As of March 31, 2021, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	447,500	2024 to 2029	1.69% - 2.37%

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As at March 31, 2021, cash collateral amounting to $4.9 million has been provided (see note 11).

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. As of March 31, 2021 and December 31, 2020, the amounts presented in our consolidated balance sheets is not able to be offset.

19.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: The transactions with Golar Partners and its subsidiaries for the three months ended March 31, 2021 and 2020 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2021	2020
Management and administrative services revenue (a)	1,290	1,958
Ship management fees revenue (b)	1,930	1,316
Interest income on short-term loan (c)	18	204
Total	3,238	3,478

(Payables)/receivables: The balances with Golar Partners and its subsidiaries as of March 31, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	March 31, 2021	December 31, 2020
Balances due to Golar Partners and its subsidiaries (c)	(963)	(1,133)
Methane Princess lease security deposit (d)	587	349
Total	(376)	(784)

a)Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Where external service providers costs are incurred by us on behalf of Golar Partners, these are recharged at cost. Golar Partners may terminate the agreement by providing 120 days written notice.

b)Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)Interest income on short-term loan, balances due to Golar Partners and its subsidiaries - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services, dividends in respect of the Hilli Common Units and other related party arrangements. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

d)Methane Princess Lease security deposit - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess lease.

Other transactions:

During the three months ended March 31, 2021 and 2020, we received total distributions from Golar Partners of $0.5 million and $9.2 million, respectively with respect to the common units and general partner units owned by us.

During the three months ended March 31, 2021 and 2020 Hilli LLC had declared distributions totaling $7.8 million and $4.4 million, respectively with respect to the common units owned by Golar Partners. As of March 31, 2021 and 2020, we have a payable of $nil and $4.4 million, respectively to Golar Partners, recorded in “amounts due to related parties”, in respect of the Hilli quarterly distribution.

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners will cease to be a related party and subsequent transactions with Golar Partners and its subsidiaries will be treated as a third party and settled under normal payment terms. Furthermore, the Management and administrative services agreement and Ship management fee agreement were terminated and replaced with the Transition Services Agreement, Bermuda Services Agreement and Ship Management Agreements.

b) Transactions with Hygo and affiliates:

Net revenues: The transactions with Hygo and its affiliates for the three months ended March 31, 2021 and 2020 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2021	2020
Management and administrative services revenue	1,768	1,360
Ship management fees income	775	416
Debt guarantee compensation (a)	581	255
Total	3,124	2,031

Payables: The balances with Hygo and its affiliates as of March 31, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	March 31, 2021	December 31, 2020
Trading balances due to Hygo and affiliates	(1,486)	(11,222)
Balances due to Hygo and affiliates (b)	(1,486)	(11,222)

a)Debt guarantee compensation - In connection with the closing of the Hygo and Stonepeak transaction, Hygo entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading “Guarantees and other”) relating to Hygo and its subsidiaries. The compensation amounted to $0.6 million and $0.3 million income for the three months ended March 31, 2021 and 2020, respectively.

b)Balances due to Hygo and affiliates - Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Guarantees:

Debt guarantees - As described in (a) above, we receive compensation from Hygo in relation to our provision of guarantees on certain of its long-term debt. These debt facilities are secured against specific vessels. As of March 31, 2021 and December 31, 2020, we have guaranteed $414.8 million and $422.3 million, respectively of Hygo's gross long-term debt obligations.

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our consolidated Statement of Operations in the line item “Voyage, charter hire and commission expenses” for the three months ended March 31, 2021 and 2020 amounted to $2.4 million and $3.2 million, respectively.

Following the completion of the Hygo Merger on April 15, 2021, Hygo will cease to be a related party and subsequent transactions with Hygo and its subsidiaries will be treated as third party transactions and settled under normal payment terms. Furthermore, the Management and administrative services agreement and Ship management fee agreement were terminated and replaced with the Transition Services Agreement, Bermuda Services Agreement and Ship Management Agreements.

c) Transactions with OneLNG and subsidiaries:

Receivables: The balances with OneLNG and its subsidiaries as of March 31, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	March 31, 2021	December 31, 2020
Balances due from OneLNG	64	64
Total	64	64

Balances due from OneLNG - Receivables with OneLNG and its subsidiaries comprise primarily of unpaid advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

d) Transactions with other related parties:

Net (expenses)/revenue: The transactions with other related parties for the three months ended March 31, 2021 and 2020 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2021	2020
Magni Partners (a)	(129)	(481)
Borr Drilling (b)	77	—
2020 Bulkers (c)	24	—
Avenir LNG (d)	121	—
ECGS (e)	1,227	—
Total	1,320	(481)

Receivables: The balances with other related parties as of March 31, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	March 31, 2021	December 31, 2020
Magni Partners (a)	81	81
Borr Drilling (b)	963	936
2020 Bulkers (c)	75	51
Avenir LNG (d)	980	980
Total	2,099	2,048

a) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

b) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

c) 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

d) Avenir LNG entered into agreements to compensate Golar in relation to certain debt guarantees relating to Avenir LNG and its subsidiaries. This compensation amounted to an aggregate of $0.1 million and $nil for the three months ended March 31, 2021 and 2020, respectively.

e) We chartered Golar Ice to ECGS during the three months ended March 31, 2021.

20.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2021	December 31, 2020
Book value of vessels secured against loans (1)	2,933,439	2,959,535
(1) This excludes the Gimi which is classified as “Assets under development” (see note 13) and secured against its specific debt facility (note 16).

As of March 31, 2021 and December 31, 2020, the Revolving Credit Facility is secured by a pledge against our shares in Hygo (note 16). In April 2021, in connection with the closing of the Hygo Merger, certain amendments to the facility were enacted. Whilst most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, with the release of the Hygo shares and the replacement with a pledge against Golar’s holding in 18,627,451 shares of NFE common stock, although, if certain requirements are met, the facility allows for the release of a portion of the NFE common stock based on a prescribed loan to value ratio; and (ii) a decrease to the interest rate to LIBOR plus a margin of 4.5%.

Capital Commitments

Gandria
We have agreed to contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits
As described under note 26 in our audited consolidated financial statements filed with our 2020 Annual Report, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or the early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).

As at March 31, 2021, of these six leases, we have since terminated five, with one lease remaining, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at March 31, 2021, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof. As of March 31, 2021, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, the Golar Grand and the Golar Tundra. In April 2021, Golar Partners has early terminated the Methane Princess lease.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“FTT or the UK court”) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the FTT do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.4 million ($nil to $167.3 million). In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the FTT. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be around €1.1 million ($1.3 million). In the event a positive FID is taken on the project, this could increase up to approximately €15.0 million ($18.0 million). This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited (“Avenir”), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited (“Stolt-Nielsen”), Höegh LNG Holdings Limited (“Höegh”) and us. In November 2018, Avenir was capitalized with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to $18.0 million. As discussed in note 14, we have subscribed a cumulative amount of $15.6 million additional Avenir shares at $1.00 par value. As of March 31, 2021, our remaining capital commitment to Avenir is $2.4 million.

21.    SUBSEQUENT EVENTS

Disposal of equity accounted investments

Golar Partners

On January 13, 2021, Golar Partners entered into the GMLP Merger Agreement pursuant to which, on April 15, 2021, GMLP Merger Sub merged with and into Golar Partners, with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE.

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash. Upon closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP Merger, the IDRs of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received a consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners. The Golar Partners’ Series A preferred units remain outstanding and unaffected by the GMLP Merger.

Note that for the interim period ended March 31, 2021, our investment in Golar Partners is presented as asset held for sale and the share of profit/(loss) attributable to us in relation to this investment is presented as profit/(loss) from discontinued operations. In accordance with the guidance, the comparative information for 2020 was represented accordingly, as detailed further in note 2.

Hygo

On January 13, 2021, we entered into the Hygo Merger Agreement, pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo, with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE.

Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s Class A common stock and $580 million in cash. Upon consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

Note that for the interim period ended March 31, 2021, our investment in Hygo is presented as asset held for sale and the share of profit/(loss) attributable to us in relation to this investment is presented as profit/(loss) from discontinued operations. In accordance with the guidance, the comparative information for 2020 was represented accordingly, as detailed further in note 2.

The estimated aggregate gain on disposals of our equity investments in Hygo and Golar Partners will range from $650 - $660 million.

Share Repurchase Program

In February 2021, our board of directors approved a program to repurchase up to $50.0 million of our common shares. Since March 31, 2021, we have repurchased 1.2 million common shares for $13.7 million. Repurchases may be made from time to time at our discretion in the form of open market or privately negotiated transactions or a combination of these methods, in each case as permitted by securities laws and other legal requirements. The program was authorized to commence on April 22, 2021 and is expected to conclude by April 30, 2022. The actual amount and timing of share repurchases are subject to capital availability, our determination that share repurchases are in the best interest of our shareholders, and market conditions. We are not obligated to make any common share repurchases under the Share Repurchase Program, which may be discontinued at any time.